Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

March 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Alison White, Esq.

        Re:    Global X Funds
            File No. 333-151713, 811-22209

Dear Ms. White:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Clean Water ETF (the “Fund”), included in Post-Effective Amendment No. 632 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on February 24, 2021 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 14, 2021, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
1. Comment: Please associate the Fund’s ticker symbol with its class identifier on EDGAR and substitute the appropriate ticker symbol for the current placeholder on the cover page.
Response: The Registrant has updated the Fund’s Registration Statement and its class identifier on EDGAR with the Fund’s ticker symbol.
1

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
March 22, 2021

PROSPECTUS
2.Comment: Please provide the Staff supplementally with a copy of the index methodology as well as a model portfolio identifying each constituent, its index weight, country and sector exposure.
Response: Please find attached the requested information.
PROSPECTUS
FEES AND EXPENSES
3.     Comment: With respect to the fee table and expense example, please provide the SEC Staff with a copy of the completed fee table and expense example prior to the Registration Statement’s effectiveness. In addition, please include an explanation of how the Registrant estimated “Other Expenses” and determined that the estimate was reasonable.
Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Fund submits that the basis for this estimate is similar to its estimates used for recent funds launched by the Registrant.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.50%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.50%
1    Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
March 22, 2021

your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$51	$161

PRINCIPAL INVESTMENT STRATEGIES
4.Comment: With respect to the first sentence in the first paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, please eliminate the defined term “Underlying Index” and refer specifically to the actual index that the Registrant seeks to track.
Response: The Registrant has updated its disclosure as follows so that the Underlying Index that the Registrant seeks to track is identified in the first sentence of the first paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” of the Fund’s Prospectus.
The Fund invests at least 80% of its total assets, plus borrowings for investments purposes (if any), in the securities of the Solactive Global Clean Water Industry Index (the "Underlying Index") and in American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs") based on the securities in the Underlying Index.
5.Comment: With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES” of the Fund’s Prospectus please inform the Staff of any due diligence that the Adviser did on the Index Provider’s proprietary natural language processing algorithm to ensure that the Underlying Index is consistent with the Fund’s disclosure about the Underlying Index.

Response: The Adviser notes that the results of the natural language processing algorithm are utilized in constructing and ranking an initial universe of eligible companies, not as the sole determinant of a company’s eligibility for inclusion in the Underling Index. This initial universe is intended to encompass companies that may have a reasonable likelihood, upon further review, of demonstrating that at least 50% of revenues are generated from the stated categories of business activities. As such, the natural language processing algorithm may be viewed as generating a starting point for the eventual constituent review. The Index Provider then reviews each company to confirm whether it generates at least 50% of revenues from the stated categories of business activities. Only companies that meet this criterion are eligible for inclusion in the Underlying Index. As such, the Adviser believes this approach is consistent with the Fund’s disclosure about the Underlying Index.

6.Comment: Please expand upon the additional ESG screening process that the Underlying Index uses to disclose the types of factors and information considered in screening the Underlying Index constituents.

Response: The ESG screening process is conducted by the Index Provider in partnership with Minerva, an established ESG data provider. On a quarterly basis, Minerva reviews each

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
March 22, 2021

constituent of the Underlying Index for compliance with the principles of the United Nations (“UN”) Global Compact. The UN Global Compact is a voluntary initiative based on CEO commitments to implement universal sustainability principles and to take steps to support UN goals. The ESG screening process incorporates data from online media, non-governmental organizations (“NGOs”), corporate disclosures, and official government sources. Any constituent of the Underlying Index determined to be in violation of the principles of the UN Global Compact is excluded from the Underlying Index, as determined by the Index Provider.

The Registrant has updated the third paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” of the Fund’s Prospectus as follows:

The Index Provider also applies an ESG (~~e~~Environmental, ~~s~~Social and ~~g~~Governance) screening process to the universe of eligible companies. The Index Provider, in partnership with ESG data provider Minerva, on a quarterly basis reviews each constituent of the Underlying Index for compliance with the principles of the United Nations Global Compact. Any existing or potential constituent of the Underlying Index which does not meet the labor, human rights, environmental, and anti-corruption standards as defined by the United Nations Global Compact Principles as of the quarterly review will be excluded from the Underlying Index, as determined by the Index Provider.

7.Comment: In the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please provide us with completed copies of the fourth and fifth paragraphs in the correspondence filing prior to the effective date of the Registration Statement.

Response: The Registrant has updated the fourth and fifth paragraphs of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

To be a part of the eligible universe of the Underlying Index, certain minimum market capitalization and liquidity criteria, as defined by the Index Provider, must be met. As of March 1, 2021, companies must have a minimum market capitalization of $200 million and a minimum average daily turnover for the last 6 months greater than or equal to $2 million in order to be eligible for inclusion in the Underlying Index. As of March 1, 2021, companies listed in the following countries were eligible for inclusion in the Underlying Index: Australia, Argentina, Austria, Belgium, Brazil, Canada, Chile, China, Colombia, Czech Republic, Denmark, Egypt, Finland, France, Germany, Greece, Hong Kong, Hungary, Indonesia, Ireland, Israel, Italy, Japan, Kuwait, Malaysia, Mexico, Netherlands, New Zealand, Norway, Pakistan, Peru, Philippines, Poland, Portugal, Qatar, Russia, Saudi Arabia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, United States, and the United Arab Emirates.

The Underlying Index is weighted according to a modified capitalization weighting methodology and is reconstituted and re-weighted semi-annually. Modified capitalization weighting seeks to weight constituents primarily based on market capitalization, but subject to caps on the weights of the individual securities. During each rebalance, the maximum weight of a company is capped at 8%, the aggregate weight of companies with a weight greater than or equal to 4.5% is capped at 40%, and all remaining companies are capped at a weight of 4.5%, and all constituents are subject to a minimum weight of 0.3%. Generally speaking, this approach will limit the amount of concentration in the largest market capitalization companies and increase company-level

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
March 22, 2021

diversification. The Underlying Index may include large-, mid- or small-capitalization companies, and components primarily include utilities and industrials companies. As of March 1, 2021, the Underlying Index had 40 constituents. The Fund's investment objective and Underlying Index may be changed without shareholder approval.

8.Comment: Please disclose, if true, that the Index Provider is unaffiliated with the Fund, the Adviser and the portfolio managers.

Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as illustrated below. Please note that we believe that the disclosure below addresses the Staff’s concerns and have declined to use the term “affiliated”, which is a term of art under the 1940 Act.

The Underlying Index is sponsored by the Index Provider, which is an organization that is independent of, and unrelated to, the Fund and Global X Management Company LLC, the investment adviser for the Fund ("Adviser"). In addition, any determinations related to the constituents of the Underlying Index are made independent of the Fund's portfolio managers.

9.Comment: In the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, there is a reference in the sixth paragraph in the last sentence that the Fund may use representative sampling with respect to the Underlying Index “as a result of legal restrictions or limitations” that apply to the Fund but not the Underlying Index. With respect to that disclosure and with a view toward enhanced risk disclosure, please inform the Staff of any legal restrictions or limitations on U.S. ownership of China-based index constituents.

Response: The Registrant does not currently contemplate any legal restrictions or limitations on U.S. ownership of China-based constituents within the Underlying Index. However, the risk entitled “Risk of Investing in China” includes disclosure related to restrictions on investment in Chinese companies as noted below. In addition, the Registrant has added the risk factor titled “Capital Controls and Sanctions Risk” to the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as noted below.

Risk of Investing in China: Investment exposure to China subjects the Fund to risks specific to China. China may be subject to considerable degrees of economic, political and social instability. Concerns about the rising government and household debt levels could impact the stability of the Chinese economy. China is an emerging market and demonstrates significantly higher volatility from time to time in comparison to developed markets. Over the last few decades, the Chinese government has undertaken reform of economic and market practices, including recent reforms to liberalize its capital markets and expand the sphere for private ownership of property in China. However, Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies resulting from governmental influence, a lack of publicly available information and/or political and social instability. Internal social unrest or confrontations with other neighboring countries, including military conflicts in response to such events, may also disrupt economic development in China and result in a greater risk of currency fluctuations, currency convertibility,

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
March 22, 2021

interest rate fluctuations and higher rates of inflation. China has experienced security concerns, such as terrorism and strained international relations, as well as major health crises. These health crises include, but are not limited to, the rapid and pandemic spread of novel viruses commonly known as SARS, MERS, and COVID-19 (Coronavirus). Such health crises could exacerbate political, social, and economic risks previously mentioned. Additionally, China is alleged to have participated in state-sponsored cyberattacks against foreign companies and foreign governments. Actual and threatened responses to such activity, including purchasing restrictions, sanctions, tariffs or cyberattacks on the Chinese government or Chinese companies, may impact China’s economy and Chinese issuers of securities in which the Fund invests. Incidents involving China’s or the region’s security, including the contagion of infectious viruses or diseases, may cause uncertainty in Chinese markets and may adversely affect the Chinese economy and the Fund’s investments. Export growth continues to be a major driver of China’s rapid economic growth. Elevated trade tensions between China and its trading partners, including the imposition of U.S. tariffs on certain Chinese goods and increased international pressure related to Chinese trade policy and forced technology transfers and intellectual property protections, may have a substantial impact on the Chinese economy. Reduction in spending on Chinese products and services, institution of additional tariffs or other trade barriers (including as a result of heightened trade tensions between China and the U.S. or in response to actual or alleged Chinese cyber activity), or a downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy. The continuation or worsening of the current political climate between China and the U.S. could result in additional regulatory restrictions being contemplated or imposed in the U.S. or in China that could impact the Fund’s ability to invest in certain companies. Chinese companies, including Chinese companies that are listed on U.S. exchanges, are not subject to the same degree of regulatory requirements, accounting standards or auditor oversight as companies in more developed countries, and as a result, information about the Chinese securities in which the Fund invests may be less reliable or complete. There may be significant obstacles to obtaining information necessary for investigations into or litigation against Chinese companies and shareholders may have limited legal remedies. Investments in China may be subject to loss due to expropriation or nationalization of assets and property or the imposition of restrictions on foreign investments and repatriation of capital. China has implemented a number of tax reforms in recent years and may amend or revise its existing tax laws and/or procedures in the future, possibly with retroactive effect. Changes in applicable Chinese tax law could reduce the after-tax profits of the Fund, directly or indirectly, including by reducing the after-tax profits of companies in China in which the Fund invests. Uncertainties in Chinese tax rules could result in unexpected tax liabilities for the Fund. Should legislation limit U.S. investors’ ability to invest in specific Chinese companies through A-shares or other share class listings that are part of the underlying holdings, these shares may be excluded from Fund holdings.

Capital Controls and Sanctions Risk: Economic conditions, such as volatile currency exchange rates and interest rates, political events, military action and other conditions may, without prior warning, lead to foreign government intervention (including intervention by the U.S. government with respect to foreign governments, economic sectors, foreign companies and related securities

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
March 22, 2021

and interests) and the imposition of capital controls (i.e., government measures designed to limit the flow of foreign capital in and out of the domestic economy) and/or sanctions, which may also include retaliatory actions of one government against another government, such as seizure of assets. Capital controls and/or sanctions include the prohibition of, or restrictions on, the ability to transfer currency, securities or other assets. Capital controls and/or sanctions may also impact the ability of the Fund to buy, sell or otherwise transfer securities or currency, negatively impact the value and/or liquidity of such instruments, adversely affect the trading market and price for Shares of the Fund, and cause the Fund to decline in value.

SUMMARY OF PRINCIPAL RISKS
10.Comment: The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. Please note that after listing the most significant risks for the Fund, the remaining risks may be alphabetized. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.
Response: The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, the Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.
11.    Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – China A-Shares Risk”, please define SSE and SZSE in the Fund’s Prospectus.
    Response: The Registrant has updated the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – China A-Shares Risk” to define “SSE” and “SZSE” as follows:
China A-Shares Risk: A-Shares are issued by companies incorporated in mainland China and are traded on Chinese exchanges. Foreign investors can access A-Shares by obtaining a Qualified Foreign Institutional Investor ("QFII") or a Renminbi Qualified Foreign Institutional Investor ("RQFII") license, as well as through the Stock Connect Program, which is a securities trading and clearing program with an aim to achieve mutual stock market access between the China and Hong Kong markets. Stock Connect was developed by Hong Kong Exchanges and Clearing Limited, the Shanghai Stock Exchange ("SSE") (in the case of Shanghai Connect) or the Shenzhen Stock Exchange ("SZSE") (in the case of Shenzhen Connect), and the China Securities Depository and Clearing Corporation Limited (“CSDCC”). The Fund currently intends to gain exposure to A-Shares through the Stock Connect Programs. Investments in A-Shares are subject to various regulations and limits, and the recoupment or repatriation of assets invested in A-Shares is subject to restrictions by the Chinese government. In addition, investors from outside mainland China may face difficulties or prohibitions accessing certain A-Shares that are part of a restricted list in countries such as the U.S. A-Shares may be subject to frequent and widespread trading halts and may become illiquid. Trading suspensions in certain stock could lead to greater

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
March 22, 2021

market execution risk and costs for the Fund, and the creation and redemption of Creation Units (as defined below) may also be disrupted. These risks, among others, could adversely affect the value of the Fund’s investments.

12.     Comment: Please state in the “PRINICIPAL INVESTMENT STRATEGIES” section of the Fund’s Prospectus that the Fund will invest in companies located in China, France and the United Kingdom. If material, please provide a range of country exposures based on the proposed Underlying Index.
    Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to include a list of countries eligible for inclusion in the Underlying Index as of March 1, 2021 as noted below. The Registrant believes that the principal risks disclosed for the Fund in the section of the Prospectus titled “SUMMARY OF PRINCIPAL RISKS” appropriately describe those risks to which the Fund’s portfolio as a whole is expected to be subject and respectfully declines to add a range of country exposures based on the Underlying Index to the section titled “PRINCIPAL INVESTMENT STRATEGIES”.
As of March 1, 2021, companies listed in the following countries were eligible for inclusion in the Underlying Index: Australia, Argentina, Austria, Belgium, Brazil, Canada, Chile, China, Colombia, Czech Republic, Denmark, Egypt, Finland, France, Germany, Greece, Hong Kong, Hungary, Indonesia, Ireland, Israel, Italy, Japan, Kuwait, Malaysia, Mexico, Netherlands, New Zealand, Norway, Pakistan, Peru, Philippines, Poland, Portugal, Qatar, Russia, Saudi Arabia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, United States, and the United Arab Emirates.
13.     Comment: In the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND” please relocate the statement “An investment in the Fund is not a bank deposit and it is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, the Adviser or any of its affiliates” to the Item 4 Principal Risk section introductory paragraph, as required by Item 4(b)(1)(iii) of Form N-1A.
Response: The Registrant has updated its disclosure so that the above-referenced statement is now included in the introductory paragraph to the Item 4 Principal Risk section in the Fund’s Summary Prospectus.
14.     Comment: With respect to “Leverage risk” please advise whether the Fund intends to engage in leverage. If so, disclose the amount of leverage, and confirm that the fee table and strategy

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
March 22, 2021

related disclosures are appropriate. If not, please consider relocating the disclosure to the Statement of Additional Information.
    Response: Currently, the Fund intends to engage in leverage to the extent necessary for short-term or emergency purposes or to maintain the required level of diversification to qualify as a regulated investment company (“RIC”) for purposes of the Internal Revenue Code of 1986, as amended. While these transactions may give rise to leverage, the Fund would only intend on utilizing such transactions on a short-term basis. Although the Fund does not intend on using leverage as part of the Fund’s principal investment strategy, the Registrant believes that in light of the potential limited use for the purposes described above, inclusion of such risk in the Fund’s Prospectus in the Item 9 risk disclosure is appropriate.
15. Comment: In the section of the Fund’s Prospectus titled “Information Regarding the Index and the Index Provider”, in the first paragraph, the first sentence states that the Underlying Index is designed to provide exposure to exchange-listed companies expected to benefit from further advances in the provision of clean water including companies “whose business is in water treatment , recycling (including water reclamation), purification, desalination, storage, distribution, and/or sustainability. . .”Please clarify what “and/or sustainability” means. Please explain and provide one to two examples of such types of companies.
    Response: The Registrant has updated the section of the Fund’s Prospectus titled “INFORMATION REGARDING THE INDEX AND THE INDEX PROVIDER” as follows in response to the comment:
~~The [Solactive Global Clean Water Index] is designed to provide exposure to exchange-listed companies expected to benefit from further advances in the provision of clean water, including, but not limited to, companies whose principal business is in water treatment, recycling (including water reclamation), purification, desalination, storage, distribution, and/or sustainability (collectively, "Clean Water Companies"), as defined by Solactive AG, the provider of the [Solactive Global Clean Water Index].~~
The Solactive Global Clean Water Industry Index is designed to provide exposure to companies that have business operations in the provision of clean water. Specifically, the Solactive Global Clean Water Industry Index will include securities issued by “Clean Water Companies” as defined by Solactive AG, the provider of the Solactive Global Clean Water Industry Index. Clean Water Companies are those companies that derive at least 50% of their revenues, operating income, or assets from the following business activities:

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
March 22, 2021

1.Industrial water treatment, recycling (including water reclamation), purification, and conservation.
2.Water storage, transportation, metering, and distribution infrastructure.
3.Production of household and commercial water purifier and heating products.
4.Provision of consulting services identifying and implementing water efficiency strategies at the corporate and/or municipal levels.

16. Comment: Please confirm that any license to use the Underlying Index will be filed as an exhibit to the Fund’s Registration Statement.
Response: The Registrant confirms that the Amended and Restated Sub-License Agreement dated as of November 4, 2013, by and between Global X Management Company LLC and the Registrant as currently filed and listed in Part C of the Registration Statement permits the Fund’s usage of the Underlying Index.
Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.

cc:    John Belanger, Esq.
Chief Operating Officer and Head of Product Management
Global X Management Company LLC